

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-Mail

Mr. Greg Curson
Chief Financial Officer
Ayers Exploration Inc.
6 Harston Avenue, Mosman
Sydney, Australia 2088

>**Re:** **Ayers Exploration Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2010**
>**Filed April 6, 2011**
>**Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
>**Filed May 24, 2011**
>**File No. 333-152991**

Dear Mr. Curson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please correct your commission file number on the cover of your periodic and current reports to read 333-152991, which was assigned in conjunction with your filing of the Form S-1 registration statement on August 13, 2008.

2.   Please revise the accounting and disclosures in your interim report on Form 10-Q as necessary to comply with all applicable comments relating to your annual report.

Controls and Procedures, page 19

3.   We note that you have not included disclosures related to the assessment and conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010. Given this omission, it appears evident that such controls and procedures were not effective. Please amend your filing to include the information required by Item 307 of Regulation S-K.

Exhibits

4.   Please revise the certifications of your principal executive officers to include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief